Exhibit 21.1

Subsidiaries

Subsidiaries Name	Place of incorporation	Interest %	Principal activity
Global Crossing Airlines Holdings, Inc.	Delaware, United States	100% ownership by Global Crossing Airlines Group Inc.	Holding Company
Global Crossing Airlines, Inc	Delaware, United States	100% ownership by Global Crossing Airlines Holdings Inc.	US 121 Charter Company
GlobalX Travel Technologies, Inc	Delaware, United States	80% ownership by Global Crossing Airlines Holdings Inc.	Acquire and Develop Travel Technology
Global Crossing Airlines Operations, LLC	Florida, United States	100% ownership by Global Crossing Airlines Inc.	Operating Company
GlobalX Air Tours, LLC	Florida, United States	100% ownership by Global Crossing Airlines Inc.	Air Charter Service
Charter Air Solutions, LLC	Montana, United States	80% ownership by the Global Crossing Airlines Holdings Inc.	Charter Broker
MSN 3101 Acquisition LLC	Delaware, United States	100% ownership by Global Crossing Airlines Inc.	Air Charter Operator